July 2, 2019

Sean E. Quinn
Chief Financial Officer
Cimpress N.V.
Building D, Xerox Technology Park
Dundalk, Co. Louth
Ireland

       Re: Cimpress N.V.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed August 10, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 2, 2019
           File No. 000-51539

Dear Mr. Quinn:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Additional Non-GAAP Financial Measures, page 44

1. Refer to your discussion of free cash flow. As your computation differs from the typical calculation of free cash flow (i.e., cash flows from operating activities less capital expenditures), please revise your computation or revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated, such as adjusted free cash flow. Also expand the narrative to disclose this measure does not represent residual cash flow available for discretionary expenditures. Refer to
Item 10(e)(1)(i) of
      Regulation S-K and Question No. 102.07 of the Staff's Compliance & Disclosure
      Interpretations ("C&DIs") of Non-GAAP Financial Measures, updated April 4, 2018.
 Sean E. Quinn
Cimpress N.V.
July 2, 2019
Page 2


Form 10-Q for the Quarterly Period Ended March 31, 2019

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 8

2. Please tell us what consideration you gave to whether revenue from your customized manufactured products should be recognized over time. Reference ASC 606-10-25-27(c).
3. Please disclose whether any obligations for returns or refunds exist and, if so, explain the nature of them. Reference ASC 606-10-50-12(d).
4. Based on your disclosure it appears you have concluded that shipping services are a separate performance obligation. Please tell us how you determined that shipping revenue should be recognized when control of the related products is transferred to your customer.
         Reference ASC 606-10-25-18B.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Andrew Mew at
(202) 551-
3377 with any questions.



FirstName LastNameSean E. Quinn                                Sincerely,
Comapany NameCimpress N.V.
                                                               Division of
Corporation Finance
July 2, 2019 Page 2                                            Office of
Transportation and Leisure
FirstName LastName